NOTES TO THE FINANCIAL STATEMENTS (2024)

Epi One, Inc.
For the Year Ended December 31, 2024
Prepared in accordance with U.S. GAAP

NOTE 1 – NATURE OF OPERATIONS

Epi One, Inc. ("Epi One" or the "Company") was incorporated on June 16, 2016 in the State of Delaware. The Company's headquarters are located in Brooklyn, New York. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Epi One is a biotechnology company developing a non-invasive, epigenetic biomarker panel for the early detection of prostate cancer. Following its initial Seed financing in 2017, the Company conducted foundational research and development. Between 2020 and 2023, operations were limited to maintaining intellectual property and corporate compliance. In 2024, the Company resumed active operations and launched a Regulation Crowdfunding ("Reg CF") campaign to support technical validation and team expansion.

The Company is an emerging growth company and has not yet generated significant operating revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses and has an accumulated deficit of $1,812,887.48 as of December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to address these conditions through additional capital raising. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows the fair value hierarchy established by ASC 820. The carrying amounts of financial instruments, including cash and cash equivalents, approximate fair value due to their short-term nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may include funds held in operating accounts and treasury sweep accounts that are readily available on demand.

Revenue Recognition

The Company did not generate operating revenue during the years ended December 31, 2023 and 2024. Any income recognized during these periods consisted of non-operating income. The Company will recognize revenue in accordance with ASC 606 when control of promised goods or services is transferred to customers.

Stockholders' Equity

Common and preferred stock are stated at a par value of $0.0001 per share. Proceeds received in excess of par value are recorded in additional paid-in capital.

Stock-Based Compensation

The Company did not issue stock options or other equity-based awards during 2023 or 2024. No stock-based compensation expense was recorded. The Company follows ASC 718 for stock-based compensation.

Income Taxes

The Company has incurred net operating losses since inception. A full valuation allowance has been recorded against deferred tax assets because management believes it is more likely than not that such assets will not be realized.

Concentration of Credit Risk

The Company maintains cash deposits with a U.S. financial institution. Balances may exceed federally insured limits; however, management believes the institution is creditworthy.

NOTE 3 – DEBT

As of December 31, 2024, the Company had the following outstanding short-term obligations:

- Chase Credit Card: $585.96 (revolving, variable APR)
- Capital One Credit Card: $908.04 (revolving, variable APR)

These balances are unsecured and due on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not involved in any pending or threatened litigation as of December 31, 2024. The Company has no material long-term contractual obligations, capital expenditure commitments, or non-cancelable operating leases.

NOTE 5 – STOCKHOLDERS' EQUITY

Preferred Stock (Series Seed)

- Authorized: 1,041,666 shares
- Par value: $0.0001
- Issued and outstanding at December 31, 2024: 843,622 shares

Common Stock – Class A

- Authorized: 8,900,000 shares
- Par value: $0.0001
- Issued and outstanding at December 31, 2024: 5,338,984 shares

Common Stock – Class B (Reg CF Investors)

- Authorized: 1,100,000 shares
- Par value: $0.0001
- Issued and outstanding at December 31, 2024: 330,133 shares

Additional Paid-in Capital

Additional paid-in capital represents amounts received from investors in excess of the par value of issued shares.

During the year ended December 31, 2024, the Company completed the following equity financing transactions:1. Regulation D Equity Financing (Rule 506(b))

The Company issued 402,927 shares of common stock for gross proceeds of $2,000,000. The proceeds were received in cash and recorded within additional paid-in capital. Funds were used for general corporate purposes, including laboratory expansion, operating expenses, and research and development activities.

2. Regulation Crowdfunding Offering (Section 4(a)(6))

The Company issued 330,133 shares of Class B common stock through a Regulation Crowdfunding offering. The Company received net proceeds of $1,760,627.04, net of offering costs, platform fees, and administrative deductions. These proceeds were recorded within additional paid-in capital.

Accumulated Deficit

As of December 31, 2024, the Company had an accumulated deficit of $1,812,887.48, primarily resulting from operating losses since inception.

Equity Activity

A full rollforward of stockholders' equity for the years ended December 31, 2023 and 2024 is presented in the Statement of Stockholders' Equity.

NOTE 6 – RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

The Company's net loss reported in the Statement of Operations is prepared on the accrual basis of accounting in accordance with U.S. GAAP, whereas the Statement of Cash Flows is prepared in accordance with ASC 230.

For the year ended December 31, 2024, the Company reported a net loss of $969,712.74. Net cash used in operating activities was $974,909.47. The difference of $5,196.73 is attributable to interest income recognized during the period, for which the related cash receipt timing differs from the accrual recognition in net loss.

The Company had no revenue during the period, and interest income represents the only non-operating source of income. There were no material non-cash items impacting operating cash flows.

Accordingly, net loss and net cash used in operating activities differ due to interest income timing differences and are otherwise consistent.

Note 7- EQUITY PRESENTATION

Common and preferred stock are stated at par value. Proceeds received in excess of par value are recorded in additional paid-in capital.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2026, the date these financial statements were issued.

In January 2026, the Company's former Chief Executive Officer ceased serving in that role. In February 2026, the Company appointed a Co-Chief Executive Officer to support ongoing operations and commercialization efforts.

No other material subsequent events requiring disclosure were identified.